FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 15, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX samples up to 1.53% Cu and 209 g/t Ag in soils at Majuba copper/silver project in Nevada; permitting underway for additional drilling

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received and mapped the results of an extensive soil sampling program recently completed at its Majuba Hill copper/gold/silver project in Pershing County, Nevada.  A total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.  Assay results are pending from an eight hole drill program completed in August.

On the northwest side of the Majuba Hill property, on unpatented land, assay results in soils ranged from

1.8 ppm Cu to as high as 15,300 ppm (1.53%) Cu and from nil to as high as 209 g/t Ag.  This area is being permitted for drilling in late fall.

Sampling was also undertaken on the newly identified “Ball Park” target area 1 km east of the Copper Stope target area (where drilling was recently completed), following up on previously reported sample values of 106 g/t Ag and 3.6% Cu in outcrop.  Soil samples taken by MAX from this area returned values from 61.2 ppm to 132 ppm Cu and from 0.16 ppm to 2.5 g/t silver; this area is also being permitted for drilling this fall.

In addition, MAX has acquired historic reports prepared by the United States Bureau of Mines (USBM Report of Investigations #4378, 1948) that reported assay results from drilling undertaken at the past producing Majuba Hill mine in 1943.   The USBM drilled two short horizontal holes into the walls of the drifts, aimed toward the west.  The first hole averaged 0.73% Cu over its entire length of 46 feet and 0.75 opt Ag over 16 feet.  The second hole contained 2.0% Cu and 0.70 opt Ag over the entire 45 feet.   This area, underneath the Copper Stope, will be explored during the coming fall drill program.

In 2008, Minterra Resource Corp. reported drill results from Majuba Hill that included 145 feet at 1.85 opt Ag and 0.49% Cu, inclusive of 15 feet at 5.1 opt Ag (hole MH-6) and 100 feet at 0.99 opt Ag, inclusive of 15 feet at 4.0 opt Ag (hole MH-5).   Of 7 holes drilled by Minterra at the Copper Stope target, 6 holes reported currently economic grades of copper/silver mineralization.  MAX recently completed an eight hole drill program to test these drill results as well as other target areas; all core has now been split and submitted to the laboratory, with assay results pending.

MAX believes that Majuba Hill is a newly defined large scale intrusive-type porphyry system that is highly prospective for the discovery of new zones of economic copper/silver mineralization. The site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper in 1918) and silver grades up to 40 opt Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.  The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.  For more detailed information on the Majuba Hill copper/silver project, including project and soil sampling maps, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

September 27, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 42.7 m of 37.5 g/t (1.21 oz/t) Ag and 0.38% Cu at Majuba Hill; includes 10.7 m of 90.2 g/t (2.90 oz/t) Ag and 0.93% Cu

Max Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received initial results from an eight hole drill program recently completed at its Majuba Hill copper/silver project in Nevada.    A total of eight holes (1,112 meters) were drilled at Majuba Hill and results received from the first three holes include an intercept of 42.7 m of 37.5 g/t Ag and 0.38% Cu in hole MM-03, inclusive of 10.7 m of 90.2 g/t Ag and 0.93% Cu.  Drill results from the remaining five holes are pending.

Hole MM-03 was the first of four holes drilled to test results reported by Minterra Resource Corp. from a reverse-circulation drill program conducted in 2007 (see our news release of March  4, 2011).   This hole was drilled to a depth of 122.5 meters at the same location as Minterra’s drill hole MH-03.  This core drill hole confirmed higher results for both copper and silver than previously reported, with some silver results almost double those reported by Minterra due to the improved sample recovery provided by core drilling.  Over the entire length of hole MM-03, a comparison of assay results showed an average 49.4% increase in copper values and 43.4% increase in silver values over the results announced by Minterra in 2008.

The other two drill holes at Majuba Hill, MM-13 and MM-15, were drilled at the top of Majuba Hill to test zones outside of the area drilled by Minterra and intercepted anomalous copper and silver (in excess of 3 g/t Ag) over their entire length.   Hole MM-13 was drilled above hole MM-03 and to the north west,  to test areas of strong surface copper soil anomalies from earlier work conducted by Mine Finders, while Hole MM-15 was drilled at the same location to the south east on the west side of the Majuba fault to test the potential of that area.

The complete assay results are as follows:

Hole	Angle	Total Depth	From (m)	To (m)	Thickness (m)	Cu (%)	Ag (g/t)

MM-03	-70	158.6	91.4	134.1	42.7	0.38%	37.5 g/t
includes			102.1	112.8	10.7	0.93%	90.2 g/t
includes			106.7	108.2	1.5	2.23%	364.6 g/t
MM-13	-56	135 m	0	135.0	135	0.02	3.04 g/t
MM-15	-45	257 m	0	257.0	257	0.05	4.3 g/t
includes			137.2	161.6	24.4	0.09	12.3 g/t

MAX recently completed and mapped the results of an extensive soil sampling program at Majuba Hill (see our news release of September 15, 2011) where a total of 834 soil samples were taken across a surface area in excess of 5,000 by 2,500 meters (m) with assay results obtained as high as 1.53% Cu and 209 g/t Ag.  In addition, MAX acquired historic reports prepared by the United States Bureau of Mines (USBM Report of Investigations #4378, 1948) that reported assay results from drilling undertaken at the past producing Majuba Hill mine in 1943.   The USBM drilled two short horizontal holes into the walls of the drifts, aimed toward the west.  The first hole averaged 0.73% Cu over its entire length of 46 feet and 0.75 oz/t Ag over 16 feet.  The second hole contained 2.0% Cu and 0.70 oz/t Ag over the entire 45 feet.   This area, underneath the Copper Stope, will be explored during the coming fall drill program.

Clancy Wendt, P. Geo, VP Exploration of MAX Resource Corp., states “we are extremely pleased with these initial results from our drilling at Majuba Hill.  The high-grade silver and copper results from hole MM-03, combined with the recent soil sampling results that indicate that high-grade copper and silver mineralization exists well beyond the immediate area of the past producing Majuba Hill mine, serves to confirm our theory that Majuba Hill is a newly defined copper/silver porphyry system that is highly prospective for the discovery of economic mineralization.   We eagerly look forward to receipt of the outstanding assays from the five additional holes drilled at Majuba Hill and to further drilling later this fall on the new target areas we have identified.”

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 14 element suite of minerals.  Standards and duplicates were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labeled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories.  A map showing the location of the drill holes completed at Majuba Hill is now available on our web site at www.maxresource.com.

Majuba Hill is the site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper, 1918) and silver grades up to 40 oz/t Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that includes patented lode mining claims.  The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.  For more detailed information on the Majuba Hill copper/silver project, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are well-funded, and currently focused on precious metals in Nevada, with four gold and silver properties being actively explored in 2011.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  October 31, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director